UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                       Commission File Number:  000-29475

(Check One):

[ X ] Form 10-K and Form 10-KSB   [   ] Form 11-K
[   ] Form 20-F  [   ] Form 10-Q and Form 10-QSB  [   ] Form N-SAR


For Period Ended:   July 31, 2002


[   ] Transition Report on Form 10-K and Form 10-KSB

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q and Form 10-QSB

[   ] Transition Report on Form N-SAR

For the Transition Period Ended:
_____________________________________________________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I - REGISTRANT INFORMATION


                           Malahat Energy Corporation
                           --------------------------
                            Full Name of Registrant


                                      N/A
                           --------------------------
                           Former Name if Applicable


                       700 - 101 Convention Centre Drive
                           --------------------------
           Address of Principal Executive Office (Street and Number)


                           Las Vegas, Nevada   89109
                           --------------------------
                            City, State and Zip Code


                       PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        [X] (b) The  subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the
                subject   quarterly   report  or  transition   report   on Form
                10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        [ ] (c) The  accountant's statement or other exhibit  required  by Rule
                12b-25(c) has been attached if applicable.)


                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report, or portion thereof, could not be filed within the prescribed time period:

        The Registrant is working to complete its annual consolidated financial statements. However, the Registrant has been delayed in the finalization of same for two primary reasons. Firstly, the Registrant has changed its auditors (as reported earlier in the Current Report on Form 8- K filed September 3, 2002 and the new auditors have taken extra time to become updated on the Registrant's financial reporting requirements. Secondly, the Registrant conducts its material operations in Canada and records the bulk of its financial results in Canadian dollars and in accordance with Canadian generally accepted accounting principles and the Registrant's auditors must convert such results in order to report same in U.S. dollars and to report such results in compliance with U.S. generally accepted accounting principals.

        The Registrant has used its best efforts to complete the Form 10- KSB in a timely manner; however, due to the above described circumstances the Registrant is unable to complete the Form 10-KSB within the prescribed time limit without unreasonable effort or expense. The Registrant fully expects to complete the Form 10-KSB within the fifteen day extension period permitted by Rule 12b-25.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Bruce Ramsay            (250)          386-4545
                     (Name)            (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                Yes [X]   No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                Yes       No [X]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           Malahat Energy Corporation
                  (Name of Registrant as Specified in Charter)

has   caused  this  notification  to  be  signed  on  its  behalf  by  the undersigned thereunto duly authorized.

Date:     October 29, 2002         By:  /s/  B. Ramsay
                                             -----------------------
                                             Bruce Ramsay
                                             Chief Financial Officer